BB 3/4

[redacted]

13010985

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

SEC Mail Processing Section

FEB 27 2013

Washington DC
405

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40088

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PENROD FINANCIAL SERVICESINC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

574 State Hwy 248, PO Box 220
(No. and Street)

Branson (City) MO (State) 65615 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tamara L Haslar 417-334-3455
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HOLT & PATTERSON, LLC
(Name – *if individual, state last, first, middle name*)

250 CHESTERFILD INDUSTRIAL BLVD (Address) CHESTERFIELD (City) MO (State) 63005 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/4/13

OATH OR AFFIRMATION

I, **Donald R Penrod**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Penrod Financial Services, Inc**, as of **December 31**, 20**12**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Donald R Penrod/President

Title **General Securities Principal**

Notary Public

TAMARA L. HASLAR
Notary Public - Notary Seal
State of Missouri
Commissioned for Christian County
My Commission Expires: March 27, 2015
Commission Number: 11497389

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition. **-Cash Flow**
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PENROD FINANCIAL SERVICES, INC.
AUDITED FINANCIAL STATEMENTS
For The Years Ended
December 31, 2012 and 2011

HOLT and PATTERSON LLC
CERTIFIED
PUBLIC
ACCOUNTANTS

PENROD FINANCIAL SERVICES, INC.
AUDITED FINANCIAL STATEMENTS
For The Years Ended
December 31, 2012 and 2011

Table of Contents

HOLT & PATTERSON, LLC
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report

Board of Directors and Stockholders
Penrod Financial Services, Inc.
Springfield, MO

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Penrod Financial Services, Inc. as of December 31, 2012 and 2011, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended, that are filed pursuant to Rule 17a-5 under the Security Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

260 CHESTERFIELD INDUSTRIAL BLVD.
CHESTERFIELD, MO 63005
PHONE 636/530-1040
FAX 636/530-1101

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Penrod Financial Services, Inc. as of December 31, 2012 and 2011, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements take as a whole. The information contained in the supplemental information located on pages 13-15 are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statement and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Holt & Patterson, LLC
February 23, 2013

PENROD FINANCIAL SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2012 and 2011

	2012	2011
ASSETS		
CURRENT ASSETS		
Cash	$ 18,010	$ 14,366
Accounts Receivable	5,001	2,134
Prepaid Expenses	772	727
TOTAL CURRENT ASSETS	23,783	17,227
TOTAL ASSETS	$ 23,783	$ 17,227
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES		
Accrued Expenses and Commissions	$ 5,201	$ 4,025
TOTAL CURRENT LIABILITIES	5,201	4,025
TOTAL LIABILITIES	5,201	4,025
STOCKHOLDERS'S EQUITY		
Common Stock, $1 par value, 30,000 shares authorized, 5,333 shares issued and outstanding	500	500
Additional Paid-in Capital	15,560	15,560
Retained Earnings	52,162	31,749
Distributions	(49,640)	(34,607)
TOTAL STOCKHOLDER'S EQUITY	18,582	13,202
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 23,783	$ 17,227

PENROD FINANCIAL SERVICES, INC.
STATEMENT OF INCOME
For the Years Ended December 31, 2012 and 2011

	2012	%	2011	%
INCOME				
Commission and Fee Income	$ 167,548	100.00	$ 142,143	100.00
Interest Income	1	0.00	5	0.00
TOTAL INCOME	167,549	100.00	142,148	100.00
OPERATING EXPENSES				
Advertising	1,627	0.97	1,444	1.02
Bank Charges	112	0.07	187	0.13
Clearing Charges and Exchange Fees	1,849	1.10	2,078	1.46
Commissions Paid to Outside Brokers	52,798	31.51	49,563	34.87
Dues and Subscriptions	3,187	1.90	4,664	3.28
Fidelity Bond	797	0.48	612	0.43
Insurance	362	0.22	350	0.25
Legal and Professional Fees	8,763	5.23	8,576	6.03
Meals and Entertainment	126	0.08	376	0.26
Travel	113	0.07	2,310	1.63
Office Expense	9,504	5.67	6,582	4.63
Postage and Delivery	2,988	1.78	4,269	3.00
Printing	3,807	2.27	3,921	2.76
Regulatory Fees and Expenses	6,190	3.69	6,600	4.64
Rent Expense	8,100	4.83	8,100	5.70
Repairs	-	-	547	0.38
Salaries	1,470	0.88	689	0.48
Training and Professional Development	3,502	2.09	17	0.01
Utilities	7,157	4.27	7,420	5.22
Other Taxes	77	0.05	-	-
TOTAL OPERATING EXPENSES	112,529	66.19	108,305	75.18
NET INCOME (LOSS)	$ 55,020	33.81	$ 33,843	24.82

PENROD FINANCIAL SERVICES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Years Ended December 31, 2012 and 2011

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
BALANCE, BEGINNING OF YEAR	$ 500	$ 15,560	$ (2,858)	$ 13,202
Net Income	-	-	55,020	55,020
Less: Distributions to Stockholder	-	-	(49,640)	(49,640)
BALANCE, END OF YEAR	$ 500	$ 15,560	$ 2,522	$ 18,582

PENROD FINANCIAL SERVICES, INC.
STATEMENT OF CASH FLOWS
For the Years Ended December 31, 2012 and 2011

	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	$ 55,020	$ 33,843
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Decrease (Increase) in Accounts Receivable	(2,867)	(1,445)
Decrease (Increase) in Prepaid Expenses	(45)	(260)
Decrease (Increase) in Other Assets	-	-
Increase (Decrease) in Accounts Payable	1,176	978
Total Adjustments	(1,736)	(727)
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	53,284	33,116
CASH FLOWS FROM INVESTING ACTIVITIES:		
	-	-
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	-	-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Distributions to Stockholder	(49,640)	(34,607)
NET CASH USED IN FINANCING ACTIVITIES	(49,640)	(34,607)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	3,644	(1,491)
CASH AND CASH EQUIVALENTS, beginning of year	14,366	15,857
CASH AND CASH EQUIVALENTS, end of year	$ 18,010	$ 14,366

PENROD FINANCIAL SERVICES, INC.
Notes to the Financial Statements
For the Year Ended December 31, 2012 and 2011

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant policies is presented to assist in understanding the Company's financial statements. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Business Activity

Penrod Financial Services, Inc. (the Company) is a registered broker/dealer company. The Company is a member of the Financial Industry Regulatory Authority (FINRA). The FINRA, which operates subject to Securities and Exchange oversight, is the largest non-government regulatory for all securities firms doing business in the United States.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Net Cash and Cash Equivalents

At times during 2012 and 2011 the Company's cash and cash equivalents could have exceeded the federally insured limits. The Company is at risk for amounts in excess of this limit. To date the Company has not incurred any losses on deposits in excess of federally insured limits.

For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Commissions Receivables

The Company considers commissions receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when the determination is made.

Securities Transactions

Customers' securities and commodities transactions are reported on a trade date basis with related commission income and expenses reported on a trade date basis.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

The Company implemented FASB Accounting Standards Codification 740-10. Included in this is a requirement under Accounting for Uncertainty in Income Taxes that realization of an uncertain income tax position must be "more likely than not" (i.e. greater than 50% likelihood of receiving a benefit or expense) before it should be recognized in the financial statements as the amount most likely to be realized assuming a review by the authorities having all relevant information and applying current conventions. The code section also clarifies the financial statement classification of potential tax-related penalties and interest and sets forth new disclosures regarding unrecognized tax benefits or expenses.

The Company assessed its federal and state tax positions. It was determined there were no uncertainties or possible related effects that need to be recorded as of or for the years ended December 31, 2012 and 2011.

The federal and state income tax returns for the Corporation for 2010, 2011 and 2012 are subject to examination by respective taxing authorities generally for three years after they are filed.

The Company's policy for reporting interest and penalties related to income taxes is to expense as they are incurred. The Company feels there is a more likely than not chance that all tax positions will be fully recognized; therefore, no provision for potential interest or penalties on these tax positions have been made. The total penalties and interest the Company paid for 2012 and 2011 was $-0-, in each year.

The Company has elected S corporation status for federal income tax and Missouri franchise tax reporting purposes. As an S corporation, substantially all income tax liability flows through to the shareholders with the exception of various state corporate level taxes. Accordingly, the financial statements do not include a provision for federal income taxes. Should the Company convert to a C corporation status for federal and state income tax purposes, deferred tax balances, as calculated on the date of the conversion, would be recorded as a reduction in shareholder's equity.

NOTE 2 – RELATED PARTY TRANSACTIONS

The sole stockholder of Penrod Financial Services, Inc. is also the sole stockholder of Penrod Agency, Inc., dba Penrod Financial Group, an insurance agency. Penrod Financial Services, Inc. reimburses Penrod Agency, Inc. for their pro rata share of overhead expenses. The allocation percentage used for the years ended December 31, 2012 and 2011 was 75%.

At December 31, 2012 and 2011, Penrod Financial Services, Inc. owed Penrod Agency, Inc. $2,829 and $3,123, respectively.

NOTE 3 – ADVERTISING COST

Non-direct-response advertising costs are expensed in the year incurred. This amount at December 31, 2012 and 2011 totaled $1,627 and $1,444, respectively. The Company did not incur any direct-response advertising cost during the year.

NOTE 4 –NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2012 and 2011, the Company had net capital of $16,933 and $10,981, respectively, which was $11,933 and $5,981 in excess of its required net capital of $5,000.

NOTE 5 –EXEMPTIVE PROVISION UNDER RULE 15c3-3

An exemption from Rule 15c3-3 is claimed as the broker-dealer does not hold customer funds or securities. All accounts are on a fully disclosed basis.

Therefore, the schedules of "Computation for Determination of Reserve Requirements under Rule 15c3-3" and "Information Relating to Possession or Control Requirements Under Rules 15c3-3" are not applicable.

NOTE 6 – DATE OF MANAGEMENT'S REVIEW

In accordance with the Statement of Accounting Standards No. 165, *Subsequent Events,* the date through which subsequent events were evaluated was February 23, 2013, the date the Management Representation Letter was signed.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

The Company has no commitments or contingencies to report for years ending December 31, 2012 and 2011.

PENROD FINANCIAL SERVICES, INC.
STATEMENT OF CHANGES IN FINANCIAL POSITION
For the Year Ended December 31, 2012

WORKING CAPITAL PROVIDED BY:		
Net Income from Operations	$ 55,020	
Total Sources		55,020
WORKING CAPITAL USED FOR:		
Distributions to Stockholder	(49,640)	
Total Used		(49,640)
INCREASE (DECREASE) IN WORKING CAPITAL		$ 5,380

CHANGES IN COMPONENTS OF WORKING CAPITAL:

Current Assets:	Beginning of Year	End of Year	Increase (Decrease)
Cash and Cash Equivalents	$ 3,572	$ 7,216	$ 3,644
Commissions Receivable-Listed	734	1,843	1,109
Commissions Receivable-Other	1,400	3,158	1,758
Funds on Deposit at Clearing Agency	10,794	10,794	-
Prepaid Fidelity Bond	727	772	45
Net change in current assets			6,556
Current Liabilities:			
Commissions Payable	902	2,372	(1,470)
Accounts Payable	3,123	2,829	294
Net change in current liabilities			(1,176)
INCREASE (DECREASE) IN WORKING CAPITAL			$ 5,380

PENROD FINANCIAL SERVICES, INC.
STATEMENT OF SIPC ANNUAL GENERAL ASSESSMENT AND PAYMENTS
For the Year Ended December 31, 2012

Required Payment Per SIPC Instructions	$	17

Schedule of Payments Made:

Date	Amount	
19-Jul-12	$	5
23-Jan-13	$	12

The above required payment represents the SIPC annual assessment for 2012. The liability reduces an overpayment related to the 2010 filing.

At this time, an Independent Accountants' Report on Applying Agreed-Upon Procedures has not been included in this audit. Gross receipts for 2012 did not exceed the $500,000 reporting limit.

PENROD FINANCIAL SERVICES, INC.
COMPUTATION OF NET CAPITAL
For the Year Ended December 31, 2012

NET CAPITAL COMPUTATION:

Stockholder's Equity	$	18,582
Deductions and/or charges		
Total Stockholder's Equity Qualified for Net Capital		18,582
Less: Non-allowable Assets:		
Interest on Clearing		795
Prepaid Expenses		772
Haircut on securities*		82
Subtotal		1,649
NET CAPITAL	$	16,933

*Haircuts are deductions from the net capital of certain percentages of the market of securities and commodity futures contracts that are long and short in capital and proprietary accounts of a broker-dealer and in the accounts of partners. These deductions are solely for the purpose of computing net capital and are not entered on the books.

There are no material differences between the Net Capital calculation compared to the broker-dealer's unaudited Part II.

PENROD FINANCIAL SERVICES, INC.
COMPUTATION OF CAPITAL REQUIREMENT
For the Year Ended December 31, 2012

Minimum Net Capital Required (6 2/3% of Aggregate Indebtedness)	$	347
Minimum Dollar Net Capital Required		5,000
Net Capital Requirement (Greater of the Above)		5,000
Excess Net Capital	$	11,933
Percentage of Aggregate Indebtedness to Net Capital		30.72%

RECONCILIATION WITH COMPANY'S COMPUTATION

Net capital, as reported in Company's Part II (Unaudited)

FOCUS Report	$	16,933
Net audit adjustments		-
	$	16,933

HOLT & PATTERSON, LLC
CERTIFIED PUBLIC ACCOUNTANTS

Report on Internal Control Required by SEC Rule 17a-5(g)(1)

Board of Directors
Penrod Financial Services, Inc.

In planning and performing our audit of the financial statements of Penrod Financial Services, Inc. (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

260 CHESTERFIELD INDUSTRIAL BLVD.
CHESTERFIELD, MO 63005
PHONE 636/530-1040
FAX 636/530-1101

A *deficiency in internal controls* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses.

However, we identified the following deficiencies in generally accepted accounting principles and procedures that we consider to be significant deficiencies, as defined above. These conditions were considered in determining the nature, timing, and extent of procedures performed in our audit of the financial statements of the Company as of and for the year ended December 31, 2012, and this report does not affect our report thereon dated February 23, 2013.

Organizational Structure

The size of the Company's accounting and administrative staff precludes certain internal controls that would be preferred if the office staff were large enough to provide optimum segregation of duties. The president should continue to remain involved in the financial affairs of the Company in order to provide an overview of transactions and the internal control structure.

Internal Control Structure

We are required to give consideration to the Company's ability to prepare financial statements and related note disclosures, as well as the oversight of the financial reporting process by those charged with governance. The Company does not have in place controls that would assure the preparation of internal financial statements and related note disclosures in accordance with generally accepted accounting principles. The Company engages the independent auditors to draft the audited financial statements, derived from auditing the company's internally prepared financial statements and disclosures, as well as performing procedures to ensure that the disclosures are complete. Once drafted, the financial statements are submitted to the Company for review and approval. While this practice is common and practical, we must inform those charged with governance that this must be considered a significant deficiency in internal control since the financial statement preparation, including the note disclosures, cannot be performed in-house.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Holt & Patterson, LLC

Holt & Patterson, LLC
Chesterfield, MO 63005
February 23, 2013

260 CHESTERFIELD INDUSTRIAL BLVD.

CHESTERFIELD, MO 63005

PHONE 636/530-1040

FAX 636/530-1101